UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 1) *

             Meritage Hospitality Group Inc., a Michigan corporation
                                (Name of Issuer)

                          Common Shares, $.01 par value
                         (Title of Class of Securities)

                                   59000K 10 1
                                 (CUSIP Number)

                             Robert E. Schermer, Sr.
                     c/o Robert W. Baird & Co. Incorporated
                       333 Bridge Street, N.W., Suite 1000
                          Grand Rapids, Michigan 49504
                                 (616) 459-4491
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 28, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages

CUSIP NO.  59000K 10 1            SCHEDULE 13D            Page 2 of 3 Pages

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert E. Schermer, Sr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)|_|
                                                                        (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                                 | |

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States, State of Michigan

                         7    SOLE VOTING POWER

                              180,562

NUMBER OF                8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  2,000
OWNED BY EACH
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH
                              180,562

                         10   SHARED DISPOSITIVE POWER

                              2,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     182,562

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      |-|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14   TYPE OF REPORTING PERSON

     IN

This Schedule 13D as previously filed is amended in Items 3 and 5 by adding the material below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 5(c) below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See page 2, nos. 11 and 13.

     (b)  See page 2, nos. 7, 8, 9 and 10.

     (c) On December 1, 1998, Mr. Schermer acquired 358 newly issued Meritage Hospitality Group Inc. common shares as a result of compensation due to Mr. Schermer pursuant to the Meritage Hospitality Group Directors' Compensation Plan.

     (d) On December 28, 1998, Mr. Schermer sold, in a private transaction, 123,900 of Meritage's common shares owned by Mr. Schermer at a price of $1.315 per share.

     (e) The sale on December 28, 1998, resulted in Mr. Schermer no longer holding over 5% of the Issuer's outstanding common shares.



                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1999                         /s/ Robert E. Schermer, Sr.
                                                ---------------------------
                                                    Robert E. Schermer, Sr.




                               Page 3 of 3 Pages